Exhibit 99.1

Website: www.tevapharm.com

Contact:	Elana Holzman	Teva Pharmaceutical Industries Ltd.	972 (3) 926-7554
	Kevin Mannix	Teva North America	(215) 591-8912

For Immediate Release

TEVA ANNOUNCES APPROVAL AND LAUNCH OF GENERIC SOLODYN® EXTENDED-RELEASE TABLETS

Jerusalem, Israel, March 18, 2009 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA)announced today that the U.S. Food and Drug Administration has granted final approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Medicis Pharmaceutical Corporation's acne treatment Solodyn® (Minocycline HCl) Extended-Release Tablets, 45 mg, 90 mg and 135 mg. Shipment of this product has commenced.

As one of the first companies to file an ANDA containing a paragraph IV certification for this product, Teva has been awarded a 180-day period of marketing exclusivity.

Annual sales of this product were approximately $365 million in the United States for the twelve months that ended January 31, 2009, based on IMS sales data.

Teva is currently involved in patent litigation concerning this product in the U.S. DistrictCourt for the District of Delaware. A trial date has not been set.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal healthpharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations ofmanagement. Such statements are based onmanagement'scurrent beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our futureresults, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to suchdifferences include risks relating to:our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent towhich we mayobtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolutionof outstandingpatent litigation, including that relating tothe generic versions ofNeurontin®, Lotrel® and Protonix®, the currenteconomic conditions, competition from brand-name companies that are under increasedpressure tocounter generic products, orcompetitors that seek todelay the introductionofgeneric products, the effects of competition onour innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products,the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results thoughour innovative R&D efforts, the difficulty of predicting U.S. Foodand Drug Administration, EuropeanMedicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative andregulatorypathway for the registration and approvalof biotechnology-based products, the regulatoryenvironment and changes in the healthpolicies and structures ofvarious countries, supply interruptionsor delaysthat couldresult from the complexmanufacturingof our products andour global supply chain, our ability tosuccessfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals, Inc., the potential exposure toproduct liability claims to the extentnotcovered by insurance, our exposure tofluctuations in currency, exchange and interest rates, significant operations worldwide thatmay be adverselyaffected by terrorism, political or economical instability ormajor hostilities, our ability to enter into patentlitigation settlements and the intensified scrutiny by the U.S. government, the terminationor expirationof governmental programs and taxbenefits, impairment of intangible assets and goodwill, environmental risks, andother factors that are discussed in this report and inour other filingswith the U.S. Securities and ExchangeCommission ("SEC").